

February 6, 2023

Siddhartha Kadia
Chief Executive Officer
Berkeley Lights, Inc.
5858 Horton Street, Suite 320
Emeryville, California 94608

> **Re: Berkeley Lights, Inc.**
> **Registration Statement on Form S-4**
> **Filed January 30, 2023**
> **File No. 333-269466**

Dear Siddhartha Kadia:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Damien Zoubek, Esq.